UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F Form 20-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

In connection with an investor event, on July 13, 2022, Pharvaris N.V. (the “Company”) provided a corporate update included in a corporate presentation on its website, which, among other things, contains updated guidance with respect to the Company’s Phase 2 clinical trial for the prophylactic treatment of hereditary angioedema using twice-daily dosing of the PHVS416 softgel capsules (CHAPTER-1). Based on projected enrollment rates, the Company has now refined timing of full trial enrollment and believes a more conservative estimate for reporting topline data for this trial is the first quarter of 2023.

A copy of the corporate presentation is attached hereto as Exhibit 99.1. This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-263198) and Form S-8 (Registration Number 333-252897). Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corporate Presentation, dated July 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022

PHARVARIS N.V.

By:	/s/ Berndt Modig
Name:	Berndt Modig
Title:	Chief Executive Officer